| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY)<br><br>**04/16/14** | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS


14011239

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   8050 Marshall Dr., Suite 120
   Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
   (913) 815-7000 (Telephone)
   (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
   Eric Swanson (Name)
   General Counsel, BATS Exchange, Inc. (Title)
   (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Eric Swanson
   17 State Street, 32nd Floor
   New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**EXECUTION:**

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 04/16/14 (MM/DD/YY) EDGX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 16th day of April (Month), 2014 (Year) by [signature] (Notary Public)

My Commission expires 03-27-2016 County of Johnson State of Kansas

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**

NOTARY PUBLIC STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-2016

# Exhibit M

**Exhibit Request:**

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

**Response:**

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

| Company Name | Date Approved by EDGA | Date Approved by EDGX | Address 1 | Address 2 | City | State | Postal Code | Phone Number | Type of User | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| ABN AMRO Clearing Chicago LLC | 5/25/2010 | 5/27/2010 | 175 W. Jackson Blvd | 4th Floor | Chicago | IL | 60604 | 312-604-8020 | Member | Market Maker |
| Agency Trading Group, Inc. | Terminated | 5/27/2010 | 235 East Lake Street | | Wayzata | MN | 55391 | 952-345-8911 | Member | Agency |
| Albert Fried & Company, LLC | 5/18/2010 | 5/18/2010 | 45 Broadway | 24th Floor | New York | NY | 10006 | 212-422-7299 | Member | Agency |
| Allston Trading LLC | 5/25/2010 | 5/27/2010 | 440 S. LaSalle Street | Suite 1200 | Chicago | IL | 60605 | 312-663-7249 | Member | Proprietary |
| Alternet Securities, Inc. | 5/25/2010 | 5/25/2010 | 380 Madison Ave | 4th Floor | New York | NY | 10017 | 212-444-6176 | Member | Agency |
| Apex Clearing Corporation | 6/5/2012 | 6/5/2012 | 1700 Pacific Avenue | | Dallas | TX | 75201 | 214-765-542 | Member | Clearing Firm |
| Archipelago Securities, LLC | 5/25/2010 | 5/27/2010 | 100 S. Wacker Dr. | Suite 1800 | Chicago | IL | 60606 | 312-442-7671 | Member | Exchange |
| ATM Execution, LLC | 3/21/2012 | 3/21/2012 | 599 Lexington Avenue | 21st Floor | New York | NY | 10022 | 646-562-1701 | Member | Market Maker |
| Automated Trading Desk Financial Services, LLC | 5/25/2010 | 5/27/2010 | 12 East Wall Street | | Mt Pleasant | SC | 29464 | 843-789-2112 | Member | Proprietary |
| Barclays Capital, Inc. | 5/14/2010 | 5/14/2010 | 745 7th Avenue | | New York | NY | 10019 | 212-412-2748 | Member | Institutional |
| BATS Trading, Inc. | 5/14/2010 | 5/14/2010 | 8050 Marshal Drive | Suite 120 | Lenexa | KS | 66214 | 913-815-7113 | Member | Limited Routing Facility of BATS Exchange |
| Bay Crest Partners, LLC | 5/25/2010 | 5/27/2010 | 40 Wall Street | 40th Floor | New York | NY | 10005 | 212-480-1400 | Member | Agency |
| Belvedere Trading, LLC | 11/29/2011 | Term Requested | 10 S. Riverside Plaza | Suite 2100 | Chicago | IL | 60606 | 312-262-3420 | Member | Proprietary |
| Bloomberg Tradebook, LLC | 5/14/2010 | 5/14/2010 | 120 Park Ave | | New York | NY | 10017 | 212-617-3917 | Member | Agency |
| Blue Fire Capital, LLC | 5/25/2010 | 5/27/2010 | 311 S. Wacker Drive | Suite 2000 | Chicago | IL | 60606 | 312-242-0500 | Member | Proprietary |
| Bluefin Trading, LLC | 8/13/2013 | 9/27/2013 | 3 Park Avenue | 37th Floor | New York | NY | 10016 | 646-963-2717 | Member | Agency |
| BNP Paribas Securities, Corp. | 5/25/2010 | 5/27/2010 | 787 Seventh Avenue | | New York | NY | 10019 | 212-850-5170 | Member | Proprietary |
| BTIG, LLC | 5/25/2010 | 5/27/2010 | 450 Sansome Street | | San Francisco | CA | 94111 | 415-248-2204 | Member | Market Maker |
| C & C Trading, LLC | 5/25/2010 | 5/27/2010 | 120 Broadway | 20th Floor | New York | NY | 10271 | 212-433-5470 | Member | Proprietary |
| Canaccord Genuity, Inc. | 6/10/2010 | 6/10/2010 | 99 High Street | | Boston | MA | 02110 | 617-371-3900 | Member | Market Maker |
| Cantor Fitzgerald & Co. | 5/25/2010 | 5/27/2010 | 110 East 59th Street | 15th Floor | New York | NY | 10022 | 212-829-4763 | Member | Institutional / Agency |
| Capital Institutional Services, Inc. | 5/25/2010 | 5/27/2010 | 1601 Elm Street | Suite 3900 | Dallas | TX | 75201 | 214-978-4761 | Member | Agency |
| CastleOak Securities, LP | 5/14/2010 | 5/14/2010 | 110 E. 59th Street | 2nd Floor | New York | NY | 10022 | 212-829-4776 | Member | Agency |
| Chopper Securities, LLC | 5/11/2011 | 5/11/2011 | 141 W. Jackson | Suite 2201A | Chicago | IL | 60604 | 312-628-3530 | Member | Proprietary |
| Citadel Securities, LLC | 5/14/2010 | 5/14/2010 | 131 South Dearborn Street | 32nd Floor | Chicago | IL | 60603 | 312-395-3307 | Member | Market Maker |
| Citigroup Global Markets, Inc. | 5/25/2010 | 5/27/2010 | 390-388 Greenwich Street | | New York | NY | 10013 | 212-723-9247 | Member | Full Service |
| CLSA Americas, LLC | 5/21/2013 | 5/21/2013 | 1301 Avenue of the Americas | | New York | NY | 10019 | 212-408-5719 | Member | Agency |
| CMT Trading LLC | 3/5/2014 | 3/5/2014 | 500 W. Monroe Street | Suite 2630 | Chicago | IL | 60661 | 312-612-6930 | Member | Proprietary |
| Convergex Execution Solutions, LLC | 5/25/2010 | 5/27/2010 | 1633 Broadway | 48th Floor | New York | NY | 10019 | 212-468-7746 | Member | Full Service |
| Convergex Prime Services, LLC | 5/26/2010 | 5/27/2010 | 11175 Cicero Drive | 200 Milton Park, Suite 575 | Alpharetta | GA | 30022 | 678-405-4200 | Member | Agency |
| Cowen & Company | 5/14/2010 | 5/14/2010 | 1221 Avenue of the Americas | | New York | NY | 10020 | 212-201-4855 | Member | Market Maker |
| Credit Suisse Securities (USA), LLC | 5/25/2010 | 5/27/2010 | 11 Madison Avenue | 3rd Floor | New York | NY | 10010 | 212-538-1059 | Member | Full Service |
| Cuttone & Co., Inc. | 5/25/2010 | 5/27/2010 | 111 Broadway | 10th Floor | New York | NY | 10006 | 646-943-5451 | Member | Market Maker |
| Dart Executions, LLC | 5/25/2010 | 5/27/2010 | 230 S. Lasalle Street | Suite 400 | Chicago | IL | 60604 | 312-244-5408 | Member | Proprietary |
| DE Route | 6/10/2010 | 6/10/2010 | 545 Washington Blvd. | 6th Floor | Jersey City | NJ | 07310 | 201-942-8228 | Member | Exchange |
| Deutsche Bank Securities, Inc. | 5/21/2010 | 5/21/2010 | 60 Wall Street | | New York | NY | 10005 | 212-250-5762 | Member | Full Service |
| DRW Securities, LLC | 5/25/2010 | 5/27/2010 | 540 West Madison Street | Suite 2500 | Chicago | IL | 60661 | 312-542-1000 | Member | Proprietary / Market Maker |
| E*TRADE Securities, LLC | Non-Member | 6/10/2010 | 1271 Avenue of the Americas | 14th Floor | New York | NY | 10020 | 703-236-8656 | Member | Agency |
| Electronic Brokerage Systems, LLC | 6/9/2010 | 6/9/2010 | 141. W. Jackson Street | Suite 3510 | Chicago | IL | 60604 | 312-986-6262 | Member | Market Maker |
| Electronic Transaction Clearing, Inc. | 5/25/2010 | 5/27/2010 | 660 S. Figueroa Street | Suite 1450 | Los Angeles | CA | 90017 | 213-401-1563 | Member | Market Maker |
| Essex Radez, LLC | 5/10/2010 | 5/14/2010 | 440 S. Lasalle Street | Suite 2101 | Chicago | IL | 60605 | 312-212-1815 Ext: 202 | Member | Service Bureau |
| First New York Securities, LLC | 6/10/2010 | 6/10/2010 | 90 Park Avenue | 5th Floor | New York | NY | 10016 | 212-848-0875 | Member | Proprietary |
| Flow Traders U.S. LLC | 2/28/2014 | 2/28/2014 | 1140 Avenue of the Americas | 4th Floor | New York | NY | 10036 | 914-479-9944 | Member | Proprietary |
| G1 Execution Services, LLC | 5/18/2010 | 5/18/2010 | 440 S. Lasalle Street | Suite 3030 | Chicago | IL | 60605 | 312-294-7782 | Member | Market Maker |
| Global American Investments, Inc. | 3/5/2012 | 3/5/2012 | 20277 Valley Blvd. | Suite A10 | Walnut | CA | 91789-2657 | 909-393-8899 | Member | Retail |
| Goldman Sachs Execution & Clearing LP | 5/14/2010 | 5/14/2010 | 440 S. LaSalle Street | Suite 1654 | Chicago | IL | 60605 | 212-357-8548 | Member | Full Service |
| Goldman, Sachs & Co. | 5/14/2010 | 5/14/2010 | 85 Broad Street | | New York | NY | 10004 | 212-357-8547 | Member | Full Service |
| Hap Trading, LLC | 6/2/2010 | 6/2/2010 | 33 Whitehall Street | 6th Floor | New York | NY | 10004 | 212-380-5186 | Member | Proprietary |
| Hardcastle Trading USA, LLC | 5/25/2010 | 5/27/2010 | 755 Secaucus Road | Suite F1110 | Secacaus | NJ | 07094 | 443-541-8400 | Member | Proprietary |
| HRT Financial LLC | 5/18/2010 | 5/18/2010 | 32 Old Slip | 30th Floor | New York | NY | 10005 | 212-239-1929 | Member | Proprietary |
| ICAP Corporates, LLC | 3/28/2013 | N/A | Harborside Financial Center, 1100 Plaza 5 | 12th Floor | Jersey City | NJ | 07311 | 212-341-9950 | Member | Agency |
| IEX Services, LLC | 9/24/2013 | 9/24/2013 | 7 World Trade CTR | 30th Floor | New York | NY | 10007 | 646-568-2324 | Member | ATS |
| IMC Financial Markets | 5/25/2010 | 5/27/2010 | 233 South Wacker Street | Suite 4300 | Chicago | IL | 60606 | 312-244-3313 | Member | Proprietary |
| Imperial Capital, LLC | 5/25/2010 | 5/27/2010 | 2000 Avenue of the Stars | Suite 900-S | Los Angeles | CA | 90067 | 310-246-3644 | Member | Market Maker |
| Instinet, LLC | 5/14/2010 | 5/14/2010 | 3 Times Square | 7th Floor | New York | NY | 10036 | 212-310-7763 | Member | Agency |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Interactive Brokers, LLC | 5/25/2010 | 5/27/2010 | One Penwick Plaza | 2nd Floor | Greenwich | CT | 06830 | 203-618-5882 | Member | Full Service |
| ITAU BBA USA Securities, Inc. | Non-Member | 4/5/2012 | 767 Fifth Avenue | | New York | NY | 10153 | 212-710-6735 | Member | Agency |
| ITG, Inc. | 2/25/2010 | 5/27/2010 | One Liberty Plaza, 165 Broadway | | New York | NY | 10006 | 212-444-6342 | Member | Agency |
| J.P. Morgan Securities, LLC | 5/14/2010 | 5/14/2010 | 383 Madison Avenue | | New York | NY | 10179 | 201-595-8471 | Member | Agency / Proprietary |
| Jane Street Capital, LLC | 5/14/2010 | 5/14/2010 | One New York Plaza | 33rd Floor | New York | NY | 10004 | 212-651-6032 | Member | Full Service |
| Jefferies Execution Services, Inc. | 5/25/2010 | 5/27/2010 | 521 Madison Avenue | 11th Floor | New York | NY | 10022 | 212-248-2450 | Member | Full Service |
| Jefferies, LLC | 5/25/2010 | 5/27/2010 | 520 Madison Avenue | 11th Floor | New York | NY | 10022 | 212-248-2449 | Member | Full Service |
| Jump Trading, LLC | 5/14/2010 | 5/14/2010 | 600 W. Chicago | #825 | Chicago | IL | 60654 | 312-205-8721 | Member | Proprietary |
| KCG Americas LLC | 1/3/2011 | 1/3/2011 | 545 Washington Blvd. | 2nd Floor | Jersey City | NJ | 07310 | 201-356-1390 | Member | Agency |
| Keefe, Bruyette & Woods, Inc. | 6/8/2010 | 6/8/2010 | 787 Seventh Avenue | 4th Floor | New York | NY | 10019 | 212-887-6770 | Member | Agency |
| Kepler Capital Markets, Inc. | 7/17/2013 | 7/17/2013 | 600 Lexington Avenue | 28th Floor | New York | NY | 10022 | 212-710-7625 | Member | Agency |
| L&R Trading, LLC | 8/12/2013 | 8/12/2013 | 120 Broadway | Suite 2040 | New York | NY | 10271 | 212-433-7262 | Member | Market Maker |
| Lampert Capital Markets Inc. | 2/26/2014 | 2/26/2014 | 477 Madison Ave | Suite 230 | New York | NY | 10022 | 646-833-4926 | Member | Institutional / Agency |
| Latour Trading LLC | 5/26/2010 | 5/27/2010 | 377 Broadway | 10th Floor | New York | NY | 10013 | 917-388-8619 | Member | Proprietary |
| Lavaflow, Inc. | 5/26/2010 | 5/27/2010 | 388 Greenwich Street | 29th Floor | New York | NY | 10013 | 212-723-9247 | Member | Agency |
| Lazard Capital Markets, LLC | 5/14/2010 | 5/14/2010 | 30 Rockefella Plaza | 60th Floor | New York | NY | 10020 | 212-632-1594 | Member | Institutional |
| Leerink Partners LLC | 5/26/2010 | 5/27/2010 | One Federal Street | 37th Floor | Boston | MA | 02110 | 617-918-4017 | Member | Agency |
| LEK Securities Corporation | 5/26/2010 | 5/27/2010 | 165 Broadway | 52nd Floor | New York | NY | 10006 | 212-509-2300 | Member | Agency |
| Lightspeed Trading, LLC | 5/19/2010 | 5/19/2010 | 500 North Broadway | Suite 142 | Jericho | NY | 11753 | 516-942-2459 | Member | Proprietary |
| Lime Brokerage, LLC | 5/26/2010 | 5/27/2010 | 625 Broadway | 12th Floor | New York | NY | 10013 | 212-219-6080 | Member | Agency |
| Macquarie Capital (USA), Inc. | 5/26/2010 | 5/27/2010 | 125 West 55th Street | Level 22 | New York | NY | 10019 | 212-231-8095 | Member | Agency |
| Merrill Lynch Professional Clearing Corp. | 5/14/2010 | 5/14/2010 | 222 Broadway - 6th Floor | NY3-222-06--17 | New York | NY | 10038 | 646-7431276 | Member | Full Service |
| Merrill Lynch, Pierce, Fenner & Smith, Inc. | 5/14/2010 | 5/14/2010 | One Bryant Park | 6th Floor | New York | NY | 10036 | 904-218-4124 | Member | Clearing Firm |
| Mismi, Inc. | 11/21/2011 | 5/27/2010 | 810 7th Avenue | Suite 2200 | New York | NY | 10019 | 646-839-6105 | Member | ATS |
| Mitsubishi UFJ Securities (USA), Inc. | 5/26/2010 | 5/27/2010 | 1633 Broadway | 29th Floor | New York | NY | 10019 | 212-405-7180 | Member | Institutional / Agency |
| MKM Partners, LLC | 5/14/2010 | 5/14/2010 | 300 First Stamford Place | 4th Floor East | Stamford | CT | 06902 | 203-987-4005 | Member | Agency |
| Monadnock Capital Management, LP | 5/26/2010 | 5/27/2010 | 1900 Market Street | Suite 616 | Philadelphia | PA | 19103 | 215-405-7280 | Member | Proprietary / Market Maker |
| Morgan Stanley & Co., LLC | 5/14/2010 | 5/14/2010 | 1 New York Plaza | | New York | NY | 10004 | 443-627-6477 | Member | Full Service |
| Nasdaq Execution Services, LLC | 5/26/2010 | 5/27/2010 | One Liberty Plaza | 1650 Broadway | New York | NY | 10006 | 212-401-8982 | Member | Exchange |
| National Financial Services, LLC | 5/26/2010 | 5/27/2010 | 200 Seaport Blvd | Mail Zone Z1N | Boston | MA | 02210 | 617-392-8447 | Member | Retail / Agency |
| Newedge USA, LLC | 5/26/2010 | 5/27/2010 | 630 5th Avenue | Suite 500 | New York | NY | 10111 | 646-557-8458 | Member | Full Service |
| Nomura Securities International, Inc. | 5/26/2010 | 5/27/2010 | 2 World Financial Center | Bldg. B, 6th Floor | New York | NY | 10281 | 212-667-1416 | Member | Institutional |
| Northern Trust Securities, Inc. | 5/26/2010 | 5/27/2010 | 50 South LaSalle Street | | Chicago | IL | 60603 | 312-444-5140 | Member | Market Maker |
| OBD Securities LLC | 2/9/2012 | 2/9/2012 | 150 N. Michigan Avenue | Suite 3700 | Chicago | IL | 60601 | 312-768-1629 | Member | Proprietary |
| Old Mission Capital, LLC | 4/25/2012 | 4/25/2012 | 601 S. LaSalle Street | 3rd Floor | Chicago | IL | 60605 | 646-279-5016 | Member | Proprietary |
| Oppenheimer & Co., Inc. | 5/14/2010 | 5/14/2010 | 300 Madison Ave | 5th Floor | New York | NY | 10017 | 212-667-7307 | Member | Agency |
| PDQ ATS, Inc. | 5/26/2010 | 5/27/2010 | 2624 Patriot Blvd | | Glenview | IL | 60026 | 224-521-2494 | Member | ATS |
| Pershing, LLC | 5/26/2010 | 5/27/2010 | One Pershing Plaza | | Jersey City | NJ | 07399 | 201-413-2130 | Member | Agency |
| Pico Quantitative Trading, LLC | 6/10/2010 | 6/10/2010 | 120 Broadway | Suite 2010-01 | New York | NY | 10271 | 917-714-5376 | Member | Agency |
| Pictet Overseas, Inc. | 5/26/2010 | 5/27/2010 | 1000 de la Gauchetiere Ouest | Bureau 3100 | Montreal | Quebec | H3B 4W5 | 514-350-6263 | Member | Agency |
| Piper Jaffray & Co. | 5/14/2010 | 5/14/2010 | 800 Nicollet Mall | | Minneapolis | MN | 55402 | 612-303-6359 | Member | Market Maker |
| Potamus Trading, LLC | 4/11/2013 | 4/11/2013 | 2 Seaport Lane | 5th Floor | Boston | MA | 02210 | 617-855-8722 | Member | Proprietary / Market Maker |
| Quantex Clearing, LLC | 5/17/2011 | 5/17/2011 | 30 Montgomery Street | | Jersey City | NJ | 07302 | 646-214-5600 | Member | Clearing Firm |
| Quantlab Securities, LP | 5/26/2010 | 5/27/2010 | 4200 Montrose Blvd | Suite 200 | Houston | TX | 77006 | 713-333-5445 | Member | Proprietary |
| R. W. Pressprich & Co., Inc. | 6/2/2010 | 6/2/2010 | 452 Fifth Ave | 12th Floor | New York | NY | 10018 | 212-832-6283 | Member | Agency |
| RBC Capital Markets, LLC | 5/14/2010 | 5/14/2010 | 60 S. Sixth Street | | Minneapolis | MN | 55402 | 212-858-7118 | Member | Market Maker |
| RGM Securities, LLC | 5/26/2010 | 5/27/2010 | 221 West 6th Street | Suite 2030 | Austin | TX | 78701 | 512-807-5302 | Member | Proprietary |
| River Cross Securities, LLLP | 6/10/2010 | Terminated | 401 City Avenue | Suite 220 | Philadelphia | PA | 19004 | 484-562-1253 | Member | ATS |
| Ronin Capital, LLC | 6/8/2012 | 6/8/2012 | 350 North Orleans Street | Suite 2N | Chicago | IL | 60654 | 312-244-5201 | Member | Proprietary / Market Maker |
| Rosenblatt Securities, Inc. | 5/26/2010 | 5/27/2010 | 20 Broad Street | Suite 2602 | New York | NY | 10005 | 212-607-3120 | Member | Agency |
| Safra Securities Corporation | 5/26/2010 | 5/27/2010 | 546 Fifth Avenue | | New York | NY | 10010 | 212-704-5524 | Member | Market Maker |
| Sanford C. Bernstein & Co., LLC | 5/26/2010 | 5/27/2010 | One North Lexington Ave | 17th Floor | White Plains | NY | 10601 | 212-969-6997 | Member | Agency |
| Scotia Capital (USA), Inc. | 5/26/2010 | 5/27/2010 | 165 Broadway | 25th Floor | New York | NY | 10006 | 212-225-6725 | Member | Institutional |
| Scottrade, Inc. | 5/26/2010 | 5/27/2010 | 12800 Corporate Hill Drive | | St. Louis | MO | 63131 | 314-965-1555 EXT: 1196 | Member | Retail |
| Sea Port Group Securities LLC | 4/1/2013 | N/A | 360 Madison Avenue | | New York | NY | 10017 | 212-616-7771 | Member | Agency |
| Seven Points Capital, LLC | 5/14/2010 | Term Requested | 825 Third Avenue | 2nd Floor | New York | NY | 10022 | 212-760-0760 | Member | Agency |
| SG Americas Securities, LLC | 5/14/2010 | 5/14/2010 | 480 Washington Blvd. | 21st. Floor | Jersey City | NJ | 07310 | 212-278-6412 | Member | Proprietary |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Southwest Securities, Inc. | Non-Member | 5/21/2013 | 1201 Elm Street | Suite 3500 | Dallas | TX | 75270-2180 | 214-859-1721 | Member | Clearing Firm |
| Spot Trading L.L.C. | 1/25/2013 | 1/25/2013 | 440 S. LaSalle Street | Suite 2800 | Chicago | IL | 60605 | 312-362-4695 | Member | Proprietary |
| Stifel, Nicolaus & Company, Incorporated | 6/2/2010 | 6/2/2010 | 501 North Broadway | | St. Louis | MO | 63102 | 314-342-2100 | Member | Agency |
| Stock USA Execution Services, Inc. | 5/26/2010 | 5/27/2010 | 1717 Route 6 | Suite 102 | Carmel | NY | 10512 | 800-874-3039 | Member | Agency |
| Sun Trading, LLC | 5/26/2010 | 5/27/2010 | 100 S. Wacker | Suite 300 | Chicago | IL | 60606 | 312-229-9636 | Member | Proprietary |
| SunGard Brokerage & Securities Services LLC | 5/6/2010 | 5/6/2010 | 545 Washington Blvd. | 7th Floor | Jersey City | NJ | 07310 | 312-356-1400 | Member | Agency |
| SunTrust Robinson Humphrey, Inc. | 5/18/2010 | 5/18/2010 | 303 Peach Tree Road NE | | Atlanta | GA | 30326 | 404-813-0837 | Member | Agency |
| Susquehanna Capital Group | 5/26/2010 | 5/27/2010 | 401 City Avenue | Suite 220 | Philadelphia | PA | 19004 | 610-617-2624 | Member | Institutional / Agency |
| Susquehanna Financial Group, LLLP | 5/26/2010 | 5/27/2010 | 401 City Avenue | Suite 221 | Philadelphia | PA | 19004 | 610-617-2624 | Member | Institutional / Agency |
| TD Ameritrade Clearing, Inc. | Terminated | 5/27/2010 | 1005 N. Ameritrade Place | | Bellevue | NE | 68005 | 402-970-5271 | Member | Agency |
| Themis Trading, LLC | Terminated | 5/27/2010 | 10 Town Square | Suite 100 | Chatham | NJ | 07928 | 973-665-9600 | Member | Agency |
| Tradebot Systems, Inc. | 5/26/2010 | 5/27/2010 | 1251 NW Briarcliff Parkway | Suite 700 | Kansas City | MO | 64116 | 816-285-6416 | Member | Proprietary |
| Tradestation Securities, Inc. | 5/25/2010 | 5/25/2010 | 8050 SW 10th Street | Suite 2000 | Plantation | FL | 33324 | 954-652-7736 | Member | Market Maker |
| Two Sigma Securities, LLC | 5/27/2010 | 5/27/2010 | 379 West Broadway | 3rd Floor | New York | NY | 10012 | 646-292-6643 | Member | Proprietary |
| UBS Securities LLC | 4/12/2010 | 4/12/2010 | 677 Washington Blvd | | Stamford | CT | 06901 | 203-719-4379 | Member | Full Service |
| Viewtrade Securities, Inc. | 6/10/2010 | 6/10/2010 | 7280 West Palmeto | Suite 105 | Boca Raton | FL | 33432 | 561-620-0306 | Member | Agency |
| Virtu Financial BD LLC | 5/27/2010 | 5/27/2010 | 645 Madison Avenue | 16th Floor | New York | NY | 10022 | 212-418-0188 | Member | Proprietary |
| Virtu Financial Capital Markets LLC | 5/25/2010 | 5/27/2010 | 1540 Second Street | 3rd Floor | Santa Monica | CA | 90401 | 310-651-9746 | Member | Proprietary |
| Vision Financial Markets, LLC | 7/13/2012 | 7/3/2012 | 4 High Ridge Park | Suite 100 | Stamford | CT | 06905-1325 | 203-388-2675 | Member | Retail |
| Volant Liquidity, LLC | 5/27/2010 | 5/27/2010 | 7 World Trade Center | Suite 3301 | New York | NY | 10007 | 646-484-3005 | Member | Proprietary |
| Wall Street Access | 5/27/2010 | 5/27/2010 | 17 Battery Place | 11th Floor | New York | NY | 10004 | 212-709-9453 | Member | Agency |
| Walleye Trading LLC | 5/27/2010 | 5/27/2010 | 14601 27th Avenue N. | Suite 102 | Plymouth | MN | 55447 | 952-345-5230 | Member | Market Maker |
| Wedbush Securities, Inc. | 5/27/2010 | 5/27/2010 | 1000 Wilshire Blvd | Suite 900 | Los Angeles | CA | 90017 | 213-688-4528 | Member | Market Maker |
| Wells Fargo Prime Services, LLC | 5/26/2010 | 5/26/2010 | 101 California St. | Suite 3050 | San Fransisco | CA | 94111 | 415-848-0269 | Member | Market Maker |
| Wells Fargo Securities, LLC | 6/9/2010 | 6/9/2010 | 301 S. College Street | TW-8 | Charlotte | NC | 28288 | 704-383-1725 | Member | Agency |
| White Bay PT LLC | 8/20/2012 | 8/20/2012 | 140 Broadway | 38th Floor | New York | NY | 10005 | 415-293-3821 | Member | Proprietary |
| Wolverine Execution Services, LLC | 5/14/2010 | 5/14/2010 | 175 W.Jackson Blvd. | Suite 200 | Chicago | IL | 60604 | 312-884-3878 | Member | Market Maker |
| Xambala Capital, LLC | 2/17/2012 | 2/17/2012 | 640 W. California Avenue | #220 | Sunnyvale | CA | 94086 | 408-990-1940 | Member | Proprietary |
| XR Securities LLC | 5/10/2012 | 5/10/2012 | 550 West Jackson Blvd. | Suite 1000 | Chicago | IL | 60661 | 312-244-4602 | Member | Proprietary |

From: (913) 815-7128 Origin ID: IXDA
BUFFEE GILLIHAN
BATS EXCHANGE, INC.
8050 MARSHALL DRIVE
STE 120
LENEXA, KS 66214



J14101402070326

Ship Date: 16APR14
ActWgt: 1.0 LB
CAD: 8863864/INET3490

Delivery Address Bar Code



SHIP TO: (913) 815-7260 BILL SENDER
**Mr. Christopher Grobbel**
**Securities and Exchange Commission**
**Div Trading & Markets, 100 F St NE**
**Mal Stop 6628**
**Washington, DC 20549**

Ref # Form 1 M F
Invoice #
PO #
Dept #



THU - 17 APR AA
STANDARD OVERNIGHT

TRK# 7985 6721 8168
0201

20549
DC-US
IAD

# XC YKNA



522G1/78D9/F220

After printing
1. Use the 'Prir
2. Fold the prir
3. Place label i

Warning: Use
result in additic
Use of this sys
fedex.com.Fed
delivery,misdel
timely claim.Lir
value of the pa
incidental,cons
documented lo
items listed in c



To: Grobbe

inkjet printer.

Department: HQr. M

Phone: 202.551.5491

Route: HQ-7a

Mail Stop: 7010

Building: SP1

Package Type:

Sender Name:

abel can be read and scanned.

pping purposes is fraudulent and could

ervice Guide, available on
the result of loss, damage, delay, non-
rge, document your actual loss and file a
om FedEx for any loss, including intrinsic
ns of damage whether direct,
value. Recovery cannot exceed actual
tals, negotiable instruments and other
t FedEx Service Guide.



1001913772410002054900798567218168
4/17/2014 9:16:43 AM